Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

March 24, 2020

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Blueprint Growth Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Alison White:

Set forth below is a summary of oral comments provided by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment Nos. 151 and 154, filed on January 16, 2020 (Accession No. 0001398344-20-000856). For your convenience, a summary of the Staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

Cover Page

1.	Please update the Fund’s Class ID and ticker symbol on EDGAR.

Response: The requested Class ID and ticker symbols will be updated.

Risk/Return Summary

2.	The Staff had the following comments in relation to the section entitled “Principal Investment Strategies:”

A.	Please revise the disclosure to clarify whether the Fund plans to invest in each of the listed asset classes at all times.

B.	Please add disclosure to describe how the Fund defines each of “Emerging Market,” “Inflation-Protected Bonds (“TIPS”),” and “Diversified Managed Futures.”

C.	Please add disclosure to clarify whether the Fund plans to invest in futures directly or through secondary instruments.

D.	Regarding the disclosure that reads as follows:

“Each asset class within the portfolio will then be weighted and shift weightings based on the Sub-Adviser’s proprietary calculations of price trends over four timeframes – 10, 50, 100, and 200 days.”

Please rephrase to provide a plain English description of the meaning of this disclosure.

E.	The disclosure includes references to “equity-focused-investments” and “fixed-income-focused-investments”. Please revise the disclosure to clarify how the Fund defines each term and how they are distinguished from traditional equity and fixed-income investments, respectively.

Response: The Fund will revise the relevant disclosure as follows (italics indicates revised language):

Under normal market conditions, the Fund will seek growth through capital appreciation by investing in individual securities and shares of other investment companies, including exchange-traded funds (“ETFs”), open-end mutual funds, and closed-end funds (collectively “Portfolio Funds”). The Fund will invest in the following asset classes, and will typically hold either a collection of individual securities, a single Portfolio Fund, or a blend of the two in order to represent each asset class:

•	U.S. Equity
•	Foreign Developed Equity
•	Emerging Market Equity
•	Real Estate
•	US Bonds
•	Global Bonds
•	Inflation-Protected Bonds (“TIPS”)
•	Diversified Managed Futures

Investments within these asset classes are selected based on the quantitative algorithms and proprietary calculations of price trends developed by Blueprint Investments Partners, LLC (the “Sub-Adviser”). Each asset class within the portfolio will then be weighted, and the Sub-Adviser will shift such weightings based on proprietary calculations of price trends, which are the direction and momentum of the prices of securities in those asset classes. The Sub-Adviser will review these price trends over four timeframes – 10, 50, 100, and 200 days – in order to complete its calculations to adjust the weightings of each asset class. Under normal market conditions, each asset class will be represented in the portfolio at all times.

The Fund defines emerging market securities as those that provide exposure to companies that are domiciled in any country included in the Morningstar Emerging Market Index. “TIPS” are treasury bonds that are indexed to inflation such that the principal value of such TIPS is recalculated as the consumer price index rises. “Managed Futures” are investments in which a portfolio of futures contracts are actively managed by professionals. The Fund will generally invest in futures through investments in managed futures funds, such as Portfolio Funds, and will not invest directly in futures.

The Fund may hold equity securities, either directly or indirectly, of all capitalizations, and may indirectly hold fixed-income securities of all credit qualities.

The Fund will generally seek to maintain an allocation within the Fund’s portfolio of approximately 80% to equity securities and approximately 20% to fixed-income securities, but may shift this allocation depending on market conditions. In poor market conditions, such as when the Sub-Adviser perceives a bear market or high volatility, the Fund may begin to shift to a higher percentage of fixed-income securities, and in some conditions the allocation may completely invert to approximately 20% equity securities and approximately 80% in fixed-income securities.

3.	In the section entitled “Principal Risks,” we note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Fund respectfully declines to modify the presentation of the Fund’s principal risks. The Fund’s understanding is that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Fund is concerned that delineating one type of risk as more important than another by ranking them in such a way in the Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding the Fund’s risks and may require constant re-ranking.

4.	In the section entitled “Principal Risks,” “Market Value Risk” includes disclosure that “The market value of an ETF’s shares may differ from its NAV.” The Staff notes that substantially similar disclosure is included immediately preceding this risk under “ETF Risk.” Accordingly, please consider deleting this disclosure.

Response: The Fund will delete the redundant disclosure in the “ETF Risk” section.

5.	Please consider adding principal risk disclosure in light of the statement in the section entitled “Fund Management” that neither the principals of the Adviser nor the Adviser have previous experience as an investment adviser to a mutual fund.

Response: The Fund will revise the principal risk disclosure titled “New Fund Risk” in the section titled “Principal Risks” to read as follows:

New Fund and Manager Risk. The Fund was formed in 2020 and has no operating history as of the date of this Prospectus. In addition, although the principals of the Adviser and Sub-Adviser have investment management experience, none have experience managing an open-end mutual fund prior to the Fund. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy or growing to an economically viable size.

6.	In the section entitled “Fund Management,” please revise the disclosure to include the date the Sub-adviser commenced operations.

Response: The Fund will revise the section entitled “Fund Management” to read as follows (italics indicate revised language):

Blueprint Investment Partners, LLC, located at 1250 Revolution Mill Drive, Suite 150, Greensboro, North Carolina 27405, was founded in December 20, 2013, and serves as the Fund’s sub-adviser. Pursuant to the Sub-Advisory Agreement, the Sub-Adviser provides the Fund with a continuous program of investing the Fund’s assets and determining the composition of the Fund’s portfolio. The Sub-Adviser does not provide services to any other investment companies, but provides portfolio management services to institutional clients and other investment advisers.

Historical Performance of the Adviser’s Private Accounts

7.	Please confirm supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: The Fund confirms that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

8.	In the section entitled “Historical Performance of the Adviser’s Private Accounts,” please clarify which index the performance of the separately-managed accounts is compared against and revise related disclosure as needed.

Response: The Fund will revise the relevant disclosure to indicate that the Morningstar Global Allocation Total Return Index is the chosen broad-based market securities market index.

9.	Please confirm that each of the portfolio managers of the Fund had primary responsibility for the day-to-day management of the separately-managed accounts described in the section entitled “Historical Performance of the Adviser’s Private Accounts.” Additionally, please describe the differences, if any, between the portfolio managers’ responsibilities with respect to the separately-managed accounts and their responsibilities with respect to the Fund.

Response: The Fund confirms that each of the portfolio managers of the Fund had primary responsibility for the day-to-day management of the separately-managed accounts described in the section entitled “Historical Performance of the Adviser’s Private Accounts.” The Fund further confirms that there are no material differences between the portfolio managers’ responsibilities with respect to either the referenced separately-managed accounts or the Fund.

10.	In the section entitled “Historical Performance of the Adviser’s Private Accounts,” please revise the disclosure to include the name of the Advisory firm employing the Fund’s portfolio managers when the performance of the separately-managed accounts included in this section was achieved.

Response: The Fund will revise the relevant language to read as follows (italics indicate revised language):

Jon Robinson and Brandon Langley, who are primarily responsible of the day-to-day management of the Fund’s portfolio, have been primarily responsible for the day-to-day management of the Accounts throughout the entire period presented. For the period dating from January 1, 2011 to December 20, 2013, the portfolio managers were employed by Bluegrass Capital Advisors. Since that period, the portfolio managers have been employed by the Sub-Adviser.

11.	In the section entitled “Historical Performance of the Adviser’s Private Accounts,” please update the table of the performance of the separately-managed accounts to include the returns for the 5-Years period.

Response: The Fund will include a new row under the relevant table to include performance returns for the 5-Years period.

Statement of Additional Information

12.	In the section entitled “Distribution Plan,” please clarify amounts paid to the Distributor versus expenses incurred, i.e., clarify whether the Rule 12b-1 Plan is a compensation plan or reimbursement-type plan.

Response: The Fund has struck the language relating to reimbursement-type plans.

Part C — Signatures

13.	Pursuant to Section 6(a) of the Securities Act of 1933, as amended, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the trustees or persons performing similar functions. Please ensure the registration statement includes the required signatures.

Response: The Trust will add Mr. Todd Heim, Vice President of the Trust, as a signatory to the registration statement, and will clarify Ms. Jennifer Leamer’s title to reflect that she is the Trust’s principal financial officer in addition to being its treasurer and controller.

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck

Matthew J. Beck

Secretary